[MONSANTO LETTERHEAD]

                                                   MONSANTO COMPANY
                                                   800 NORTH LINDBERGH BOULEVARD
                                                   ST. LOUIS, MISSOURI 63167


Release:  Immediately

Contact:  Scarlett L. Foster (314-694-2883) scarlett.l.foster@monsanto.com

MONSANTO RECEIVES REQUEST FOR ADDITIONAL INFORMATION FROM DEPARTMENT OF JUSTICE ON DEKALB TRANSACTION

          ST. LOUIS, Mo. (June 3, 1998) - Monsanto Company and DEKALB Genetics Corporation announced today that they have received requests for additional information and other documentary materials from the U.S. Department of Justice
(DOJ) under the Hart-Scott-Rodino Act concerning Monsanto's previously announced acquisition of DEKALB. This request extends the waiting period under the Hart-Scott-Rodino Act during which the parties are prohibited from closing the transaction. The companies said that they intend to comply with the DOJ's requests for information as quickly as possible.

          On May 15, 1998, Monsanto commenced a cash tender offer for all of the common stock of DEKALB at $100 net per share. The second step of the transaction will be a merger in which any remaining stock of DEKALB will be exchanged for cash at the same price per share paid in the tender offer. If the tender offer is not completed by May 9, 1999, the offer price will increase by 50 cents per share on the 10th day of each month, starting on May 10, 1999.

          The tender offer is conditioned on the expiration of the Hart-Scott Rodino waiting period and other customary conditions. The tender offer is currently scheduled to expire on June 12, 1998. As previuosly disclosed, under the terms of the merger agreement between Monsanto and DEKALB, Monsanto is required to extend the tender offer pending satisfaction of the Hart-Scott-Rodino waiting period and the other conditions to the offer, but in no event beyond Nov. 9, 1999, unless the offer is earlier terminated in accordance with the terms of the merger agreement.

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          DEKALB is a global leader in agricultural genetics and a top hybrid seed corn company in the United States. It also has a strong presence in Latin America, plus seed interests in Europe and Southeast Asia. DEKALB currently offers its customers Monsanto traits for YieldGard insect-protected corn and Roundup Ready herbicide-tolerant corn.

          As a life sciences company, Monsanto is committed to finding solutions to the growing global needs for food and health by sharing common forms of science and technology among agriculture, nutrition and health. The company's 21,900 employees worldwide make and market high-value agricultural products, pharmaceuticals and food ingredients.

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Note to editors: YieldGard and Roundup Ready are trademarks of Monsanto Company.